SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Payment of Interim Dividends and Interest on the Company’s Net Worth” dated on May 23, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividends and Interests on the Company’s Net Worth

May 23, 2006 (04 pages)

For more information, contact:

Daniel de Andrade Gomes

TELESP, São Paulo - Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; May 23, 2006) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividends and Interests on the Company’s Net Worth.

I – INTERIM DIVIDEND – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. – Telesp hereby informs the market the approval of the distribution of an Interim Dividend in the amount of R$1,169,000.00 (one billion, one hundred sixty nine million Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in light of the suspension of the effects of the merger of the last one into the first one by means of a judicial ruling. Said distribution is based on the retained earnings reported in the last balance sheet of Telesp as of December 31, 2005 and the earnings of the balance sheet of the 1st quarter ended on March 31, 2006, and in accordance with article 28 of Telesp’s bylaws and articles 204 and 205 of the Law 6404/76.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said dividend will be charged to the mandatory minimum dividend for the fiscal year 2006, ad referendum of the General Shareholders’ Meeting that approves the financial statements of the fiscal year 2006.

a) SHARES OF TELESP: INTERIM DIVIDEND – FISCAL YEAR 2006

Telesp informs its shareholders about the declaration of an Interim Dividend in the amount of R$1,136,783,848.64 (one billion, one hundred thirty six million, seven hundred eight hundred three thousand, eight hundred forty eight Reais and sixty four cents), according to the table below:

Type of Share	Common	Preferred (*)
Amount per share: R$	2.166017518411	2.382619270253

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

This dividend will be granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on May 23, 2006. After this date, the shares will be considered as ex-dividends.

The payment of this dividend will be carried out starting on June 26, 2006.

b) SHARES OF TDBH: INTERIM DIVIDENDS – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590-4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, we inform the shareholders of TDBH that the declaration of an Interim Dividend in the amount of R$32,820,151.36 (thirty two million, eight hundred twenty thousand, one hundred fifty one Reais and thirty two cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the dividend now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

This dividend will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

II – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

In accordance with the resolutions taken by the Board of Directors at the Meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2007, Telecomunicações de São Paulo S.A. – Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$290,000,000.00 (two hundred ninety million Reais) and after withholding the income tax of 15%, its net amount is R$246,500,000.00 (two hundred forty six million, five hundred thousand Reais), as explained in items “a” and “b” below, which reflects the proportional distribution of said amount among the shares of Telecomunicações de São Paulo S.A. – Telesp and Telefônica Data Brasil Holding S.A. – TDBH, in the same way as disclosed above regarding the interim dividend.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said dividends may be charged to the mandatory minimum dividend for the fiscal year 2006.

a) SHARES OF TELESP: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

Telesp hereby informs its shareholders about the payment of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$281,862,336.40 (two hundred eighty one million, eight hundred sixty two thousand, three hundred thirty six Reais and forty cents) and after withholding the income tax of 15%, its net amount is R$239,582,985.94 (two hundred thirty nine million, five hundred eighty two thousand, nine hundred eighty five Reais and ninety four cents), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.537057910488	0.080558686573	0.456499223915
Preferred Shares (*)	0.590763701537	0.088614555230	0.502149146307

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The payment of these interests will be carried out starting on June 26, 2006.

The corresponding credit will be made in the Company’s accounting records on May 23, 2006, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on May 23, 2006. Starting on May 24, 2006, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until May 30, 2006 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of Telesp, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar – Bloco B - CEP: 01317-002– Bela Vista – São Paulo – SP.

b) SHARES OF TDBH: INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2006

As a result of the merger process of Telefônica Data Brasil Holding S.A. – TDBH into Telecomunicações de São Paulo S.A. – Telesp approved in the Extraordinary General Shareholders’ Meeting of the companies held on April 28, 2006 and in accordance with the relevant fact of the same date, resulting from a legal injunction filed at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised as a result of the Appeal #448.590-4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

As a result, the Company informs the shareholders of TDBH that the declaration of Interests on the Company’s Net Worth related to the fiscal year 2006, in accordance with article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários and in the amount of R$8,137,663.60 (eight million, one hundred thirty seven thousand, six hundred sixty three Reais and sixty cents) and after withholding the income tax of 15% comes to a net amount of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), amount that corresponds to the shares of Telesp that will be issued as result of the merger of TDBH, is temporarily provisioned in the books of Telesp and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from this date on. Therefore: (a) in case the merger of TDBH into Telesp is confirmed within the maximum period of 180 days counted from this date on, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned, or (b) in case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen, both within the period of 180 days counted from this date on, the part of the interests on the Company’s net worth now provisioned will be distributed among the shares representative of the current capital stock of Telesp and the proposed merger will be negatively affected.

These interests on the Company’s net worth will be granted to the common or preferred shareholders of TDBH or Telesp on the base date to be informed to the market through a notice to the shareholders to be issued in due time.

III – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2005

Telesp hereby informs its shareholders that on June 26, 2006 it will start the payment of Interests on the Company’s Net Worth approved at the Board of Directors’ Meeting held on December 12, 2005. Such interests will be distributed to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on December 30, 2005, according to the Notice to the Shareholders published on December 13, 2005. The total amount is R$380,000,000.00 (three hundred million Reais) and after withholding the income tax of 15%, its net amount is R$323,000,000.00 (three hundred twenty three million Reais), according to the table below:

Amount per share: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	0.724048514571	0.108607277185	0.615441237386
Preferred Shares (*)	0.796453366028	0.119468004904	0.676985361124

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

According to the established in article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the Comissão de Valores Mobiliários, the value of the Interests on the Company’s Net Worth was charged, considering its net value, to the value of the mandatory dividends related to the respective fiscal year in it was declared.

IV - INCOME TAX WITHHOLDING

1 - Dividends

Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to the Law #9245/95.

2 – Interests on the Company’s Net Worth

Pursuant to the current legislation, an income tax of 15% is withheld at the source when paying Interests on the Company’s Net Worth. In the case of immune or exempt legal entities that provide proof of such condition within the established deadline, no income tax will be withheld.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco ABN AMRO Real.

4.	The part of the Interim Dividend and Interests on the Company’s Net Worth that remains provisioned within Telesp for future payment in light of the judicial dispute (items I.b and II.B, above) will be adjusted by the variation of the CDI from June 26, 2006 on until the date of the effective payment to whoever corresponds.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 23, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director